EXHIBIT 99.1

News Release dated May 9, 2023, Suncor Energy reports voting results from

Annual General Meeting

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (May 9, 2023) – Suncor (TSX: SU) (NYSE: SU) held its Annual General Meeting in Calgary today. A total of 907,152,053 shares (approximately 68.50% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.	Shareholders elected the following thirteen board members (twelve of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Ian R. Ashby	99.83%
Patricia M. Bedient	99.02%
Russell K. Girling	98.91%
Jean Paul Gladu	99.16%
Dennis M. Houston	99.41%
Richard M. Kruger	99.83%
Brian P. MacDonald	98.63%
Lorraine Mitchelmore	94.19%
Daniel Romasko	99.82%
Christopher R. Seasons	99.84%
M. Jacqueline Sheppard	99.76%
Eira M. Thomas	98.09%
Michael M. Wilson	97.92%

2.	Shareholders appointed KPMG LLP as Suncor’s auditors.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated March 24, 2023 was approved with 96.42% of shares represented at the meeting voting in favour.

4.	The resolution requesting Suncor produce a report outlining how its capital expenditure plans align with its 2030 emission reductions target and its 2050 net zero target was denied with 82.29% of shares represented at the meeting voting against the proposal, in line with management’s recommendation.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

An archive of the webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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